Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Affymetrix, Inc. for the registration of $200,000,000 of common stock, preferred stock, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 28, 2012, with respect to the consolidated financial statements and schedule of Affymetrix, Inc., and the effectiveness of internal control over financial reporting of Affymetrix, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, CA

May 30, 2012